FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Web cast presentation regarding first quarter of 2009 preliminary results.

Repsol YPF First Quarter 2009 Preliminary Results May 2009 WEBCAST – CONFERENCE CALL May 8th, 2009

Repsol YPF 1Q09 Preliminary Results

Repsol Disclaimer Safe harbour statement under the US Private Securities Litigation Reform Act of 1995 This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict. Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative,

tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol

YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain (“CNMV”), the Comisión Nacional de Valores in Argentina (“CNV”),

and the Securities and Exchange Commission in the United States (“SEC”); in particular, those described in Section 1.3 “Key information about Repsol

YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” of Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the SEC and available on Repsol YPF’s website (www.repsol.com) and those described in Section II.A “Risk

Factors affecting Repsol YPF Group” of the Prospectus related to Repsol YPF’s Programa de Emisión de Pagarés 2009 filed with the CNMV on

February 10, 2009 and available on Repsol YPF´s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

Finally, please note that the information contained in the document has not been verified or revised by the Auditors of Repsol YPF. 2

1Q 2009 HIGHLIGHTS

Miguel Martínez 3 coo

1Q 2009 Highlights

World macroeconomic environment

Quite good quarterly results despite macroeconomic scenario:

.. Plunge in oil and gas prices

.. General drop in demand

963 M€ CCS Operating Income (28% lower YoY vs 54% drop in Brent prices) 4

1Q 2009 Highlights

1Q 2009: BUSINESS EVOLUTION

DOWNSTREAM & GAS NATURAL better performance YoY

•Downstream strength: adjusted CCS operating income of 311 M€, 26% higher than 1Q08

•UPSTREAM

Drop in oil and gas prices

•YPF:

Lower international prices

1Q 2009 Highlights

1Q 2009: MACRO ENVIRONMENT

First quarter of the year defined by the following variables:

Lower prices YoY

Lower refining margins

Strong marketing margins

Plunging global demand

Strength of the dollar vs. the euro

1Q 2009 RESULTS

Miguel Martínez

COO

1Q 2009 Results

CCS Operating Income CCS Adjusted Operating Income

Million€ Million€

1500 1500

% 45%

1000 1000

1,332 1,371 500 963 500

746

0 0

1Q 08 1Q 09 1Q 08 1Q 09

1Q 2009 Results

CCS Adjusted Net Income

Million €

-4 8

600%

811

300

421

0

1Q 08 1Q 09

1Q 2009 Upstream Results

UPSTREAM: Adjusted Operating Income

Million €

700 600 500 400

300 597

200 24 15 72

100 (474) 185 (49)

0

1Q08 Adjusted Price effect net of Volume Exploration Exchange rate Others 1Q09 Adjusted taxes expenses

1Q 2009 LNG Results

Adjusted Operating Income

L N G

Higher volume sales in T&T Million €

40

-

Drop in the electricity pool 66 price in Spain %

20

Lower sales in CCGT

32

Lower volume and margins in the marketing segment

11

Almost no possibilities of high margin trading with the Asian

0

markets

1Q 08 1Q 09

1Q 2009 Downstream Results

DOWNSTREAM: CCS Adjusted Operating Income

Million €

400 30

88 350

300 (75) 33

250 38

200

(50)

150 311 247

100

50

0

1Q08 Adjusted Refining Peru Marketing LPG, Trading Exchange rate Chemical 1Q09 Adjusted Activity & Others Activity

1Q 2009 YPF Results

YPF: Adjusted Income from Operations

Million €

500 70

Increase in prices at pump stations

Higher gas prices 400

Stable costs

300

3

Lower export 40 revenues

200 411 (264)

Lower revenues from products influenced by (106) international oil prices 100

152

0

1Q08 Adjusted Price increases Export prices & Petroleo Plus Costs Others 1Q09 Adjusted in domestic international price market related products net of taxes

NOTE: 1 M € rounding up (down) adjustment

1Q 2009 GAS NATURAL Results

Adjusted Operating Income

Million€ GAS NATURAL

200

+ 6%

150

100

160 169

50

0

1Q 08 1Q 09

1Q 2009 Results

RESULTS HIGHLIGHTS:

Strong Downstream and Gas Natural activities mitigate the impact of the

Weak Chemical business

Lower oil prices in Upstream

Lower international prices on YPF revenues

Effective corporate tax for this quarter was 39.5%.

1Q 2009 MAIN

DEVELOPMENTS

Miguel Martínez

COO

1Q 2009 Main Developments

UPSTREAM:

1.- Exploration Success: 10 new discoveries

In Brazil:

Piracucá in BMS-7 block, with estimated resources of 550 M Boe in place

Panoramix, in BMS-48 block (Repsol operator)

Iguazú, in BMS-9 block

In GOM, a discovery at the Buckskin prospect (Repsol operator)

In North Africa:

Four discoveries in Algeria (Repsol operator)

Block NC-202 in Libya (Repsol operator)

Anchois in Morocco (Repsol operator)

2.- Start Up of Shenzi: Shenzi field came on stream in March, slightly ahead of schedule and on budget. Production volumes are meeting expectations

1Q 2009 Main Developments

3.- DOWNSTREAM: Temporary suspension of operations at the Cartagena Refinery

In current scenario, with depressed margins and demand, the integration at our refineries contributes greater differential value

Production capacity of Cartagena compensated temporarily by Repsol’s other refineries

Market supply not affected

4.- Investment Plan on track

Investment Plan remains on track

Adjustments are being made as required by current situation

Despite the difficult scenario, we remain focused on creating long-term value with financial discipline

1Q 2009 Main Developments

5.- Cost Savings Plan:

Implemented by the Company at the beginning of 2009

Savings in the first quarter of the year are in line with our expectations

More than 800 initiatives being monitored

6.- Bond issue:

5-year bond issue carried out in March for 1,000 M€. Spread of 370 basic points over mid swap reference

The aim of this transaction, is to enable us to maintain a comfortable cash position

1Q 2009 FINANCIAL RESULTS

Miguel Martínez

COO

Credit metrics overview

Million Euro 31 Dec 31 Mar 31 Mar 31 Mar 09 2008 2008 2009 (Ex Gas Nat.)

NET DEBT 3,334 2,357 5,376 3,181 CAPITAL EMPLOYED 28,128 25,940 31,289 27,883

NET DEBT / CAPITAL EMPLOYED (%) 11.9% 9.1% 17.2% 11.4%

EBITDA 8,160 2,422 1,443 1,209 EBITDA / NET DEBT (1) 2.4 4.1 1.1 1.5

NET INTEREST 211 62 69 41

NET INTEREST + DIVIDENDS PREFERRED SHARES 421 113 111 82 EBITDA / NET INTEREST 38.6 39.1 20.8 29.4

EBITDA / NET INTEREST + DIVIDENDS PREFERRED 19.4 21.4 13.0 14.7

(1) Annualized figures

Repsol YPF First Quarter 2009 Results

WEBCAST – CONFERENCE CALL May 8th, 2009

Repsol YPF

1Q09 Results May 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 8th, 2009	By:	/s/ María Victoria Zingoni
	Name:	María Victoria Zingoni
	Title:	Director of Investors Relations